Apricus Biosciences, Inc.
11975 El Camino Real, Suite 300
San Diego, CA 92130

April 10, 2015

VIA EDGAR

Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Apricus Biosciences, Inc.
Registration Statement on Form S-3
Filed December 8, 2014
File No. 333-200799

Dear Mr. Riedler:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf Apricus Biosciences, Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on Monday, April 13, 2015, or as soon as practicable thereafter.

The undersigned, on behalf of the Company, acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please contact Cheston J. Larson, Esq. of Latham & Watkins LLP at (858) 523-5435. Thank you for your assistance and cooperation in this matter.

Very truly yours,

APRICUS BIOSCIENCES, INC.

By: /s/ Richard Pascoe
Richard Pascoe
Chief Executive Officer

cc:	Cheston J. Larson, Esq., Latham & Watkins LLP
Matthew T. Bush, Esq., Latham & Watkins LLP

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